

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 5, 2009

Mirosław Kranik
Chief Executive Officer and President
Sunset Suits Holdings, Inc.
ul. Garbary 57, 61-758
Poznań, Poland

> **Re: Sunset Suits Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 21, 2009**
> **File No. 333-152149**

Dear Mr. Kranik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

1.   Please revise the risk factor subheading and first paragraph of the risk factor on page eight to quantify the total accrued liabilities due to social security and tax payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.   Please revise the third to last paragraph on page 30 to disclose the basis for the assumption that "over the next several years cash flows from operations would

approximate net income plus depreciation and amortization." If you retain the projection regarding future cash flows from operations, clarify the extent to which the underlying assumptions reflect payments to be made toward tax and social security obligations. Also, please advise us of your basis for providing projections covering "the next several years." See Item 10(b) of Regulation S-K.

Loan Facilities, page 35

3.   The table illustrating your credit facilities and outstanding loan balances as of June 30, 2009 contains two captions entitled 'Total Outstanding' with differing amounts. It appears the second caption duplicates the totals previously classified as 'Principal Amount Outstanding'. Please revise your table presentation to eliminate this second caption.

Tax and Social Security Payment Obligations, page 37

4.   We note that you disclose the past due social security obligations as of November 30, 2007 and May 31, 2008. Please disclose the significance of these dates in describing the amount of the social security obligations rather than the balance sheet dates.

5.   We note that the outstanding obligation as of May 31, 2008 was PLN 26,139,581.55 ($7,955,075). After factoring in the June 5, 2008 payment of PLN 8,439,205.86 ($3,879,203) and the April 2009 payment of PLN 67,919.58 ($20,670), it appears the outstanding balance after April 2009 would be PLN 17,632,456, which differs significantly from the balance outstanding on June 10, 2009 of PLN 12,295,244. To aid an investor's understanding of your social security obligation, please present a tabular rollforward of the obligation for all periods presented in your consolidated financial statements. The rollforward should agree amounts presented within the existing discussion to amounts disclosed in your consolidated financial statements.

6.   We note that you had originally estimated interest to be paid to be PLN 3,700,443. Please clarify for us whether you had accrued as of June 30, 2009 the full amount of the interest assessment from the social security authority of PLN 5,377,500. If you had not, explain to us the basis for not recording the full amount of the assessment. In addition, tell us why partially recording the amount of the assessment in the second quarter of 2009 was not an error under SFAS 154.

7.   We note that under the deferment agreement dated June 10, 2009 you will make payments through 2016. Please tell us how you considered the provisions of APB 21 in determining whether to record a discount or premium on the obligation.

8.   We note your response to prior comment seven (parts a) and d)) from our August

27, 2009 letter and acknowledge the reconciliations you have provided between the rollforward of your Social Security Tax Payable included in your August 14, 2009 response letter and your disclosures at page 38-39 and throughout the footnotes to your financial statements. Your descriptions of payments made on June 5, 2008 and in April 2009 at page 38 now exclude amounts paid by you on behalf of Mr. Kranik. Please revise your disclosures to include these amounts, as we believe such payments totaling approximately $2,631 thousand are material to an investor's understanding of Sunset Suits' recent cash flows.

9.   We note your reconciliation presented in response to part b) of prior comment seven from our August 27, 2009 letter. Please revise your disclosures at page 38 to clarify that though the social security authority determined on May 12, 2008 that Fashion Service was not jointly and severally liable for $3,749 thousand of the outstanding social security obligations, such amount was reclassified as a liability payable to Mr. Kranik. Please indicate at what point this liability was paid to Mr. Kranik, or if such amount continues to remain an outstanding liability. In addition, tell us how this amount reconciles to your related party disclosures at Note 21 - 'Related Party Transactions' at pages F-23.

10.   We note your response to prior comment eight from our August 27, 2009 letter and the inclusion of your table at page 39 detailing your social security obligations, interest due, deferment fees and enforcement procedure costs through June 30, 2009. Please reconcile for us the total amount shown in this table ($7,070 thousand) with the caption 'Social security tax payable' ($6,277 thousand) included in Note 10 to your June 30, 2009 interim financial statements at page F-17.

Sunset Suits Holdings, Inc.US GAAP Consolidated Financial Statements For the six months ended June 30, 2009, page F-2

Notes to Consolidated Financial Statements, page F-8

11.   Please revise your footnotes entitled 'Financial Instruments' and 'Long-Term Debt' at page F-19 to number sequentially. They are currently numbered 2. and 3., respectively, and should be revised to 12. and 13.

Note 4. Pro-Forma Financial Statements, page F-11

12.   Since the acquisitions of UAB Sunset Suits Vilnius, OU Posnania, and Bohemnia S.R.O., which have not been consummated as of June 30, 2009, are entities under common control, pro forma income statements are required for all periods in which historical financial statements are presented. To the extent you do not reflect these acquisitions retrospectively in your financial statements updated through September 30, 2009, please present a pro forma income statement for

2007 in addition to 2008 and the six months ended June 30, 2009.

US GAAP Consolidated Financial Statements For the years ended December 31, 2008 and 2007, page F-25

13.   We note that you consummated the acquisition of SIA Sunset Riga on January 22, 2009, and, as indicated on page F-9, include the accounts of SIA Sunset Riga within your consolidated financial statements as of and for the six months ended June 30, 2009. Please tell us why you did not retrospectively adjust your financial statements as of and for the years ended December 31, 2008 and 2007, to include the accounts of SIA Sunset Riga. Refer to paragraphs D8 to D14 of SFAS 141(R) and paragraph 24 of SFAS 154 for additional guidance.

Consolidated Balance Sheets, page F-26

14.   Please revise the presentation of your balance sheet to place 'Restated', which is currently positioned at the far left column above 'Assets', within your column labeled 'December 31, 2007'. Your current presentation suggests both balance sheet periods were restated.

Consolidated Cash Flow, page F-29

15.   We note from your response to part a) of comment 7 of our letter dated August 27, 2009. Please tell us whether you present the cash flows related to your income tax and other payables using exchange rates in effect at the time of the cash flows, and if not, explain to us the reasons for not using the exchange rates in effect at the time of the cash flows. Refer to paragraph 25 of SFAS 95 for additional guidance.

U.S. GAAP Combined financial statements, Exhibit 99.1

16.   Please tell us how you considered the updating requirements with Rule 8-08 of Regulation S-X in the presentation of the combined financial statements for the four companies as located in Exhibit 99.1.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis A. Bevilacqua, Esq.
        Joseph R. Tiano, Esq.
        Fax: (202) 663-8007